Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation

Ceragon Networks (UK) Limited	England
Ceragon Networks SARL	France
Ceragon Networks GmbH	Germany
Ceragon Networks (HK) Limited	Hong Kong
Ceragon Networks, S.A. de C.V	Mexico
Ceragon Networks, Inc.	New Jersey
Ceragon Networks do Brasil Limitada	Brazil
Ceragon Networks (India) Private Limited	India